200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com CHELSEA CHILDS chelsea.childs@dechert.com +617 728 7128 Direct +617 275 8419 Fax

April 30, 2013

Alison White, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAIs”) Contained in Post Effective Amendment No. 48 to the Registration Statement of Russell Investment Funds Filed on February 7, 2013

Dear Ms. White:

Pursuant to your request, this letter responds to certain comments you provided to Jill Damon in a telephonic discussion on February 25, 2013 regarding the prospectuses and SAIs contained in Post-Effective Amendment No. 48 to the Registration Statement for Russell Investment Funds (the “Trust” or the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2013. The comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the prospectuses and SAIs unless otherwise indicated.

General Comments

1.	Comment:	Please file the Tandy representations via EDGAR correspondence in regard to this post effective amendment.

	Response:	The requested representations will be made.

Alison White April 30, 2013 Page 2

2.	Comment:	For any of the portfolios that engage in total return swaps, please note that when a portfolio engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the portfolio(s) operate(s).

	Response:	Registrant so acknowledges.

3.	Comment:	In the Fee and Expense preamble for each fund, please remove the cross reference to the Expense Notes section of each prospectus as it is neither required nor permitted by Form N-1A.

	Response:	Registrant respectfully declines to delete the cross references to the Expense Notes section of the statutory prospectus. While Registrant recognizes that the Instructions to Form N-1A do not require such references, Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the funds and that omitting such references may suggest to shareholders that all information relating to the fund is contained in the summary.

4.	Comment:	With respect to each fund’s Investment Objective, please delete the parenthetical “(Non-Fundamental)” next to the heading “Investment Objective,” as the disclosure is neither required nor permitted by Form N-1A. Such disclosure should be provided as part of Item 9 disclosure.

	Response:	Registrant believes that the use of the parenthetical “(Non-Fundamental)” in the non-funds of funds prospectus is consistent with Item 2 of Form N-1A and facilitates an investor’s understanding of the non-funds of funds’ investment objectives. Accordingly, no changes have been made in response to this comment.

Alison White April 30, 2013 Page 3

5.	Comment:	Please note that a net index may not be used as a primary index. If you choose to use a net index as a secondary index, please: (1) explain to the staff in your response letter why you believe this is appropriate and (2) include a footnote to the table explaining the methodology used to generate the net number.

Response:

A gross version of an index approximates the maximum possible dividend reinvestment, while a net version of an index approximates the minimum possible dividend reinvestment by approximating the reinvestment of the dividend taxes successfully reclaimed. Registrant notes that although returns of a net version of an index will be lower than those of the gross version of such index, the net version is more reflective of each fund’s actual dividend tax reclaim experience. As such, Registrant believes that the use of the net version of any index as either a primary benchmark or an additional benchmark provides investors with an appropriate broad-based index against which to compare a fund’s returns. Furthermore, Form N-1A does not prohibit the use of a net index as a primary index in Item 4 disclosure.

Finally, Registrant respectfully declines to include the requested footnote. As the index provider, rather than Registrant, calculates the net number, Registrant does not believe it is appropriate to explain the methodology used to generate the number. Accordingly, no changes have been made in response to this comment.

6.	Comment:	With respect to the RIC Russell Global Opportunistic Credit Fund, as the fund has the word “global” in its title, please disclose that it will invest at least 40% of its assets outside the United States or that it will invest in countries other than the United States in accordance with the weighting of an applicable index or benchmark. See Investment Company Act Release No. 24828 at footnote 42 (Jan. 17, 2001).

Alison White April 30, 2013 Page 4

Response:

Registrant believes that the disclosure concerning the intention of the Fund to invest outside the United States is consistent with Commission and staff guidance concerning the use of the term “global” in fund names. Footnote 42 to the adopting release cited in this comment clarifies that the appearance of the terms “international” or “global” in a fund’s name do not trigger the 80% test of Rule 35d-1. The release notes that “[the Commission] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

Registrant believes that the Fund’s investment strategy conforms to the guidance found in the above footnote. The Fund’s Principal Investment Strategy indicates that the Fund will invest its assets in non-U.S. securities, in particular by indicating, for instance, that the Fund will invest “across the globe” and invest “at least 30%, and may invest up to 100%, of its assets in securities of issuers economically tied to non-U.S. countries.”

For these reasons, Registrant respectfully declines to make the proposed change.

7.	Comment:	Please add each fund’s ticker symbol to its series and class identifiers per Rule 313 of Regulation S-T.

	Response:	The requested change has been made.

Non-Funds of Funds Prospectus and SAI

8.	Comment:	Under “Servicing Arrangements,” please use the caption specifically required by Item 8 of Form N-1A.

	Response:	With respect to the caption required by Item 8, Registrant notes that Form N-1A provides that the Item 8 statement “may be modified if the modified statement contains comparable information.” Because these funds are not sold through broker-dealers or other financial intermediaries, Registrant believes that the requested change to the caption would lead to investor confusion. Further, because Registrant believes that the modified statement contains comparable information to the statement in Item 8, Registrant respectfully declines to change the caption in response to this comment.

Alison White April 30, 2013 Page 5

9.	Comment:	With respect to the Core Bond Fund, please revise the three bulleted strategies (Enhanced Core Style, Fully Discretionary Style and Sector Specialist Style) for plain English.

	Response:	Registrant respectfully declines to make the requested change as this disclosure is common to all Russell funds that employ these particular investment strategies. However, Registrant will consider implementing the comment in its next annual update filing.

10.	Comment:	In the Risks section, please clarify which funds utilize Quantitative Investing and Fundamental Investing.

	Response:	Registrant respectfully notes that the “Risks” table identifies those funds for which Quantitative Investing and Fundamental Investing are risks. Additionally, quantitative and fundamental investment approaches are disclosed in each relevant fund’s Item 9 principal investment strategy.

Funds of Funds Prospectus and SAI

11.	Comment:	In the Principal Investment Strategies of the Fund section, please provide specific examples of what is meant by “Alternative Underlying Funds,” as the current description is vague.

	Response:	Registrant believes that its disclosure in the Risk/Return Summary section of the Prospectus regarding the Funds’ investment in Alternative Underlying Funds provides sufficient information for both potential and existing investors. Furthermore, the “Investment Objective and Investment Strategies of the Funds” section of the Prospectus specifically lists the four funds that are considered Alternative Underlying Funds, while the “Investment Objective and Investment Strategies of the Underlying Funds” section provides each Alternative Underlying Fund’s investment strategy. Accordingly, Registrant respectfully declines to add the requested disclosure.

12.	Comment:	In the Portfolio Turnover sections of the risk/return summary, please disclose the portfolio turnover rates of the funds of funds.

Alison White April 30, 2013 Page 6

	Response:	Registrant respectfully declines to disclose portfolio turnover rates of the funds of funds. Registrant does not believe that the portfolio turnover of the funds of funds would be a useful metric for investors to consider in making investment decisions. The relevant cost of turnover is incurred at the underlying fund level.

13.	Comment:	Please confirm that the investment objectives and investment strategies of the underlying funds will be revised in connection with Kimberly Browning’s comments on the Russell Investment Company annual update filing.

	Response:	Registrant confirms that the investment objectives and investment strategies of the underlying funds will match those set forth in the underlying funds’ prospectuses.

Please call me at (617) 728-7128 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Chelsea M. Childs

Chelsea M. Childs

cc:	John V. O’Hanlon
Mary Beth Rhoden